EXHIBIT 11
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

Thousands of dollars and shares              1994               1993                1992
Net income (loss)                          $  (741)            $   458             $ (613)

Weighted average shares of
   Common Stock outstanding                 15,562              13,334             11,846

Weighted average shares of
   Common Stock issuable upon
   conversion of convertible
   Preferred Stock (2)                       1,673               1,378

Total shares of Common Stock and
   Common Stock equivalents                 17,235              14,712             11,846

Net income (loss) per share:
   Loss before extraordinary item          $ (.04)                $.03              $(.09)
   Extraordinary item - reduction of
      income taxes arising from
      carryforward of prior years'
      net operating losses--See Note 6
      to the Consolidated Financial
      Statements                                                                     .04

Net income (loss) per share                $ (.04)                $.03             $(.05)

(1)   Primary and fully diluted per share earnings (loss) are substantially the same for each year presented.

(2)   Common Stock issuable upon conversion of Preferred Stock was anti-dilutive in 1992 and for certain quarters in 1994.
